Zentek Announces Grant of Stock Options

GUELPH, ON / January 14, 2022 / Zentek Ltd. ("ZEN" or the "Company") (TSXV:ZEN)(OTC PINK:ZENYF), an IP development and commercialization company focused on next-gen healthcare solutions, announces the granting of 1,300,000 options to directors, officers and employees of the company exercisable at a price of $4.25 per common share for a period of three to five years from the date of the grant. The options will vest one-third on the date of grant, one-third after six months of the date of grant and one-third after 12 months of the date of grant.

About Zentek Ltd.

Zentek is a nanotechnology company developing and commercializing next-gen healthcare solutions in the areas of prevention, detection and treatment. Zentek is currently focused on commercializing ZENGuard™, a patent-pending coating shown to have 99% antimicrobial activity, including against COVID-19, and the potential to use similar compounds as products against infectious diseases. The company also has an exclusive agreement to be the global commercializing partner for a newly developed aptamer-based rapid pathogen detection technology.

For further information:

Matt Blazei

Tel: (212) 655-0924

Email: mattb@coreir.com

To find out more about Zentek Ltd., please visit our website at www.Zentek.com. A copy of this news release and all material documents in respect of the Company may be obtained on ZEN's SEDAR profile at www.sedar.ca.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE: Zentek Ltd.